Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Restore Medical, Inc.:
We consent to the use of our report dated March 6, 2006, except as to Note 17 which is as of May 12, 2006, with respect to the balance sheets of Restore Medical, Inc. as of December 31, 2004 and 2005, and the related statements of operations, shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2005, incorporated herein by reference.
Our report refers to a change in the method for accounting for preferred stock warrants subject to redemption upon the adoption of SFAS No. 150 in 2003 and to the restatement of the financial statements for the year ended December 31, 2003, and as of and for the year ended December 31, 2004.
/s/ KPMG LLP
Minneapolis, Minnesota
July 10, 2006